SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F  [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Notice of and Proxy Statement for Internet Gold-Golden Lines Ltd. Annual General Meeting to be held August 22, 2005.

2.   Internet Gold-Golden Lines Ltd. Proxy Card.

3.   Letter to Shareholders.

                                                                          Item 1

                        INTERNET GOLD - GOLDEN LINES LTD.

July 21, 2005


                  NOTICE OF 2005 ANNUAL MEETING OF SHAREHOLDERS


Internet Gold-Golden Lines Ltd. Shareholders:

         We cordially invite you to the Annual General Meeting of Shareholders. It will be held at 4:30 p.m. on Monday, August 22, 2005 at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel, for the following purposes:

          (1)  The election of two Class C directors for terms expiring in 2008;

          (2)  The election of two outside directors for terms expiring in 2008;

          (3)  Approval of our 2005 Israeli Share Option Plan;

          (4) Approval of the inclusion of our chief executive officer, who is also a member of our Board of Directors, as a participant in the incentive plan of our company;

          (5) Approval of the grant of stock options to our chief executive officer, who is also a member of our Board of Directors;

          (6) Approval of the grant of a special bonus to our chief executive officer, who is also a member of our Board of Directors;

          (7) Ratification of the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2005 and to authorize our Board of Directors to delegate to our Audit Committee the authority to fix such independent auditors' compensation in accordance with the volume and nature of their services; and

          (8) Review and discussion of our auditors' report and consolidated financial statements for the year ended December 31, 2004.

         The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

         Shareholders of record at the close of business on July 14, 2005 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 24 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,

                                            Shaul Elovitch,
                                            Chairman of the Board of Directors
                                            Petach-Tikva, Israel

                        INTERNET GOLD - GOLDEN LINES LTD.
                            1 Alexander Yanai Street
                              Petach-Tikva, Israel

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold-Golden Lines Ltd., or the Company, to be voted at the 2005 Annual General Meeting of Shareholders, or the Meeting, to be held on Monday August 22, 2005 at 4:30 p.m. and any adjournment thereof. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about July 22, 2005.

         Purpose of the Annual General Meeting

         Shareholders will be asked to vote upon: (i) the election of two Class C directors; (ii) the election of two outside directors; (iii) the approval of our 2005 Israeli Share Option Plan; (iv) the approval of the inclusion of our chief executive officer, who is also a member of our Board of Directors, as a participant in the incentive plan of our Company; (v) the approval of the grant of stock options to our chief executive officer, who is also a member of our Board of Directors; (vi) the approval of the grant of a special bonus to our chief executive officer, who is also a member of our Board of Directors; and
(vii) the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2005 and to authorize our Board of Directors to delegate to our Audit Committee the authority to fix such independent auditors' compensation in accordance with the volume and nature of their services.

         In addition, our consolidated auditors' report and our financial statements for the year ended December 31, 2005 will be reviewed and considered at the Meeting

         Record Date; Outstanding Securities; Quorum

         Only holders of record of our ordinary shares, par value (nominal value) NIS 0.01 per share, as of the close of business on July 14, 2005, or the record date, are entitled to notice of, and to vote at, the Meeting. As of July 14, 2005, there were outstanding 18,431,500 ordinary shares. Each ordinary share entitles the holder to one vote.

         According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing more than one third of the total voting rights in the Company. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

         Voting and Proxies

         Shares eligible to be voted and for which a proxy card is properly signed and returned at least 24 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

         An affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon is required to elect the nominees for Class C director and to approve each of the other proposals, except for the election of outside directors. The election of outside directors will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the nominees, provided that either (i) the shares voting in favor of such nominees include at least one-third of the shares voted by shareholders who are not "controlling shareholders" (as such term is defined in the Companies Law), or
(ii) the total number of shares voted against the nominees by shareholders who are not controlling shareholders does not exceed one percent of our company's outstanding shares.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 24 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary or to our Chairman of the Board of Directors, by submitting a subsequently dated, validly executed proxy, or by voting in person.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of July 14, 2005 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:


                                                          Number of Ordinary              Percentage of
                                                               Shares                      Outstanding
                                                         Beneficially Owned (1)         Ordinary Shares (2)
                                                         ----------------------         -------------------

Eurocom Holdings Ltd. (3).........................           12,683,135                        68.8%
Eli Holtzman .....................................              172,118                         0.93%
Shaul Elovitch (3)...................................        12,683,135                        68.8%
Yossef Elovitch (4) .................................                --                          --
Itzhack Ish-Hurvitz.................................                 --                          --
Moddi Keret........................................                  --                          --
Tommy Stramer....................................                    --                          --
Anat Winner........................................                  --                          --
All directors and executive officers as a group (12
persons) ......................................                 172,118                         0.93%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of July 14, 2005 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares issued and outstanding as of July 14, 2005.

(3) Such ordinary shares are held directly by Euronet Communications Ltd., an Israeli company that is 100% owned by Eurocom Communications Ltd. Eurocom Communications Ltd. is a 50.33% owned Israeli subsidiary of Eurocom Holdings Ltd., an Israeli holding company. Mr. Shaul Elovitch holds an additional 0.67% interest in Eurocom Communications Ltd. Mr. Shaul Elovitch, chairman of our Board of Directors, owns 80% of Eurocom Holdings Ltd.'s ordinary shares and 75% of Eurocom Holdings Ltd.'s management shares. On July 14, 2005, Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd., all of which are Israeli holding companies, 80% owned by Mr. Shaul Elovitch, and Eurocom Assets Holdings Ltd., an Israeli holding company 80% held in trust for the benefit of Mr. Shaul Elovitch, purchased a 49% interest in Eurocom Communications Ltd. from Arison Investments Ltd. Due to Mr. Shaul Elovitch's ownership of Eurocom Holdings Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd. (held in trust as stated above), and his positions as director of Eurocom Holdings Ltd., Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd., Eurocom Assets Ltd. and Eurocom Communications Ltd., Mr. Shaul Elovitch is deemed to beneficially own the ordinary shares directly held by Euronet Communications Ltd.

 (4) Mr. Yossef Elovitch is the brother of Mr. Shaul Elovitch. Mr. Yossef Elovitch owns 20% of Eurocom Holdings Ltd.'s ordinary shares and 25% of Eurocom Holdings Ltd.'s management shares, as well as 20% of the following Israeli holding companies: Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management 2005 Ltd. and Eurocom Assets Ltd. In addition, 20% of Eurocom Assets Holdings Ltd., an Israeli holding company, is held in trust for the benefit of Mr. Yossef Elovitch.

We are a controlled company within the meaning of NASDAQ Market Rules, Rule 4350(c)(5), based on the fact Eurocom Holdings Ltd. holds, indirectly, more than 50% of our voting power.

                  PROPOSALS FOR THE 2005 ANNUAL GENERAL MEETING
                  ---------------------------------------------

                          ELECTION OF CLASS C DIRECTORS
                           (Item 1 on the Proxy Card)

         Pursuant to our articles of association, our Board of Directors may consist of no less than six and no more than nine members, and is divided into three classes, Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. At present we have one Class A director, two Class B directors, one Class C director and two "outside directors," as defined under the Israeli Companies Law, who hold office for a term of three years. All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

          The Board of Directors proposes the election of Ms. Anat Winner and Ms. Aliza Schloss to serve as Class C directors to hold office for three years until the Annual General Meeting of Shareholders to be held in 2008, and until their successors are elected and qualified. Ms. Winner currently serves as a member of our Board of Directors.

         Should either of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The nominees are expected to be available.

         Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Ms. Winner and Ms. Schloss.

         Set forth below is information about Ms. Winner and Ms. Schloss, including their age, position held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class C Directors for Terms Expiring in 2008

          Anat Winner, 46, has served as a director since August 2001. Since July 2003, Ms. Winner has served as an independent business advisor. From October 2001 to July 2003, Ms. Winner has served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Ms. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for more than 15 years.

        Aliza Schloss, 52, has served as an independent director and chairman of the audit committee of the Israel Electric Company Ltd. since 2002.
From October 2000 to October 2003, Ms. Schloss served as a director and chairmen of the audit committee of Bezeq The Israel Telecommunication Corp., Ltd. From 2000 to 2003, Ms. Schloss served as an independent director of several companies, including Hiram Gat Engineering & Construction Co., Ltd. and F.I.B.I Lamelcha - The First International Bank Ltd. From 1997 to 1999, Ms. Schloss served as the general manager of Hevrat - Ha'ovdim General Cooperative Israel Ltd. and as an office holder in several subsidiaries of that corporation. Ms. Schloss holds a Ph.D. degree in Political Science and Public Administration from the Hebrew University in Jerusalem. Ms. Schloss also holds a B.Sc. degree in Biology from the Ben - Gurion University of the Negev.

         Shareholders may vote in favor of the election of both of the nominees named above, or may withhold their vote in respect of both or one of such nominees. The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy, and voting thereon, is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of Ms. Winner and Ms. Schloss.

Directors Continuing in Office

         Shaul Elovitch, 57, has served as chairman of our Board of Directors since our inception in 1992. Mr. Elovitch is the founder of Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as chairman of the Board of Directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

         Yossef Elovitch, 53, has served as a director since 1993. Mr. Elovitch has been an officer and director of Eurocom Communications since 1985. He serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

         Eli Holtzman, 56, co-founded our company and has been our Chief Executive Officer since 1992 and director since July 1999. Mr. Holtzman serves as chairman of the board of directors of MSN Israel and Start Net and as a director in Gold Trade. From November 2002 to January 2004, Mr. Holtzman served as chief executive officer of Gold Trade and has served in that role again since January 2005. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University.

Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2004:

                                                         Salaries, fees, commissions and bonuses(1)
                                                         ------------------------------------------
      All directors and executive officers as a
         group (12 persons)......................                       $ 1.2 million

(1) Includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

                          ELECTION OF OUTSIDE DIRECTORS
                           (Item 2 on the Proxy Card)

         Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law, 5759-1999 (the "Companies Law") to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company's affiliates, as such terms are defined in the Companies Law. The term "affiliation" includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director.

         The outside directors generally must be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Under the Companies Law, each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

          The Board of Directors proposes the election of Ms. Orly Guy and Ms. Ronit Gotliv as outside directors of the Company for terms of three years. The Company has received a declaration from such nominees, confirming their qualifications under the Companies Law to be elected as an outside director of the Company.

         Under the Companies Law, in the event that Ms. Guy and Ms. Gotliv should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

         Approval of the above nominees will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the nominees, provided that (i) the shares voting in favor of such nominees include at least one-third of the shares voted by shareholders who are not "controlling shareholders" (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the nominees by shareholders who are not controlling shareholders does not exceed one percent of our company's outstanding shares.

         Set forth below is information about Ms. Guy and Ms. Gotliv, including their age, principal occupation, business history and other directorships held.

         Orly Guy, 45, has served as a managing partner of Guy and Co., a Tel Aviv law firm specializing in civil-commercial law including litigation, capital market law and real estate law since 1994. Since 2000 Ms. Guy has served as a director of a pharmaceutics company, Intec Pharma Ltd. Ms. Guy holds an LL.B degree from Tel Aviv University.

         Ronit  Gotliv,  52,  has  served  as a  managing  partner  of R.
Gotliv and Co., a Tel Aviv law firm specializing in civil-commercial law, corporate laws and real estate law since 1999. From 1984 to 1999 Ms. Gotliv was employed as an attorney at B.A. Gotliv Ltd - Law Offices. Ms. Gotliv holds an LL.B degree from Tel Aviv University.

The Board of Directors recommends a vote FOR the election of the nominees named above as outside directors.


               APPROVAL OF OUR NEW 2005 ISRAELI SHARE OPTION PLAN
                           (Item 3 on the Proxy Card)

         Our Audit Committee and Board of Directors have adopted, subject to shareholder approval, an option plan, the 2005 Israeli Share Option Plan, or the ISOP, which complies with the amended Section 102 of the Israeli Income Tax Ordinance [New Version] 1961, and authorizes the grant of options to purchase up to 540,000 of our ordinary shares with an exercise price of $4.50 per share. Employees, officers directors and consultants of our company and its subsidiaries are eligible to participate in the ISOP. The ISOP has a term of seven years and will terminate in July 2012.

         The provisions of our ISOP are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version]. Our Board of Directors has resolved that all options that will be granted to Israeli residents under the ISOP will be taxable under the "capital gains path." Pursuant to this path, the profit realized by an employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted. If the shares are sold before the lapse of such period, the profit is re-characterized as ordinary income. Our company will not be allowed a corresponding salary expense, even in the event the profit is taxed as ordinary income.

         The Board of Directors or a committee of the Board of Directors, or the Committee, if appointed, will administer the ISOP. The Board of Directors or the Committee will have the full power and authority to, subject to limitation under the terms and provisions of any applicable law and subject to changes according to the Board's decisions:

          o    designate participants;

          o determine the terms and provisions of the respective option agreements (which need not be identical), including, but not limited to, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary;

          o    make an election as to the type of Approved 102 option;

          o alter any restrictions and conditions of any options or shares subject to any options;

          o interpret the provisions and supervise the administration of the ISOP;

          o accelerate the right of an optionee to exercise in whole or in part, any previously granted option;

          o prescribe, amend and rescind rules and regulations relating to the ISOP; and

          o make all other determinations deemed necessary or advisable for the administration of the ISOP.

         The Board of Directors or the Committee may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted.

         Options are not assignable or transferable by the optionee. No option or any right with respect thereto, purchasable hereunder, whether fully paid or not, may be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ISOP, and during the lifetime of the optionee each optionee's rights to purchase shares may only be exercised by the optionee. Generally, an option may be exercised as long as the optionee is employed by, or providing services to, the company or any of its affiliates, to the extent the options have vested.

         The Board of Directors believes that the approval of the ISOP at this Meeting will (i) provide us with the means to retain talented personnel; (ii) result in our saving cash, which would otherwise be required to maintain our current employees, officers and directors; and (iii) enable us to remain competitive in our industry.

         It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

               "RESOLVED, the 2005 Israeli Share Option Plan authorizing the grant of options to purchase up to 540,000 ordinary shares, with an exercise price of $4.50, par value NIS 0.01 per share, be and is hereby adopted and approved."

         Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

    APPROVAL OF THE INCLUSION OF OUR CHIEF EXECUTIVE OFFICER AS A PARTICIPANT
                      IN THE INCENTIVE PLAN OF OUR COMPANY
                           (Item 4 on the Proxy Card)

         Under the Israeli Companies law, the terms of compensation of our directors must be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. Our Audit Committee and Board of Directors have decided to include Mr. Eli Holtzman, our chief executive officer and a member of our Board of Directors, as a participant in the Company's incentive plan. Accordingly, shareholders will be asked to approve at the Annual General Meeting the inclusion of Mr. Eli Holtzman as a participant in our company's incentive plan. According to the terms of the incentive plan, our management projects that no more than 10% of our annual operational profit (excluding certain items, as determined by the Board of Directors) will be allocated in the aggregate to all of the participants in the plan. Our Board of Directors will determine the actual annual allocation.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

               "RESOLVED, that the Company is authorized to include Mr. Eli Holtzman, its chief executive officer and a member of its Board of Directors, as a participant in its incentive plan."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.


      APPROVAL OF THE GRANT OF STOCK OPTIONS TO OUR CHIEF EXECUTIVE OFFICER
                           (Item 5 on the Proxy Card)

         Under the Israeli Companies law, the terms of compensation of our directors, including grants of options, must be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. Subject to the approval of our 2005 Israeli Stock Option Plan at this meeting, our Audit Committee and Board of Directors have decided to grant Mr. Eli Holtzman, our chief executive officer and a member of our Board of Directors, in consideration for his valuable contribution to our company, options to purchase a total of 100,000 ordinary shares under our 2005 Israeli Stock Option Plan. The exercise price of the options is $4.50 per share. The options will vest ratably over a five year period from the date of grant, will be exercisable beginning January 1, 2006 and will terminate 10 years from the date of grant of such options. Accordingly, shareholders will be asked to approve at the Annual General Meeting the grant of options to Mr. Eli Holtzman.

         It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

               "RESOLVED, that the Company is authorized to grant options to purchase 100,000 ordinary shares to Mr. Eli Holtzman, its chief executive officer and a member of its Board of Directors, at an exercise price of $4.50 per share."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

     APPROVAL OF THE GRANT OF A SPECIAL BONUS TO OUR CHIEF EXECUTIVE OFFICER
                           (Item 6 on the Proxy Card)

         Under the Israeli Companies law, the terms of compensation of our directors, must be approved by the audit committee, the board of directors, and thereafter, the general meeting of shareholders. In consideration for his contribution to the success of our company's offering of convertible debentures and options through the Tel Aviv Stock Exchange in April 2005, our Audit Committee and Board of Directors have decided to grant Mr. Eli Holtzman a special bonus in the amount of NIS 100,000 (approximately $21,940). Accordingly, shareholders will be asked to approve at the Annual General Meeting the grant of the special bonus to Mr. Eli Holtzman.

               "RESOLVED, that the Company is authorized to grant a special bonus in the amount of NIS 100,000 (approximately $21,940) to Mr. Eli Holtzman, its chief executive officer and a member of its Board of Directors."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

                             APPOINTMENT OF AUDITORS
                           (Item 7 on the Proxy Card)

          Our Board of Directors first appointed Somekh Chaikin as our auditors in 1999 and has reappointed the firm as our auditors since such time. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors.

         At the Meeting, shareholders will be asked to approve the re-appointment of Somekh Chaikin as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Somekh Chaikin's familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that Somekh Chaikin has the necessary personnel, professional qualifications and independence to act as our auditors.

         At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors according to the volume and nature of their services.

         The following resolution will be offered by the Board of Directors at the Meeting:

               "RESOLVED, that the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as recommended by our company's Audit Committee and the Board of Directors, as the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2005, be and hereby is approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

           CONSIDER AND RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS

         At the Meeting, Auditors' Report and our Consolidated Financial Statements for the year ended December 31, 2004 will be presented. We will hold a discussion with respect to the financial statements at the Meeting as required by the Companies Law. This item will not involve a vote of the shareholders. The foregoing Auditors' Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2004 (filed with the SEC on June 28, 2005), may be viewed on our website - www.igld.com or through the EDGAR website of the SEC at www.sec.gov.

         None of the Auditors' Report, the Consolidated Financial Statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

         This item will not involve a vote of the shareholders.



                                            By Order of the Board of Directors,

                                            Shaul Elovitch,
                                            Chairman of the Board of Directors


Dated: July 21, 2005

                                                                          Item 2

                         INTERNET GOLD-GOLDEN LINES LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Eli Holtzman and Shaul Elovitch, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 22, 2005 at 4:30 p.m. at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52141 Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR CLASS C DIRECTOR IN ITEM 1, FOR THE NOMINEES FOR OUTSIDE DIRECTOR IN ITEMS 2A AND 2B AND FOR ITEMS 3 THROUGH 7. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.


                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                         INTERNET GOLD-GOLDEN LINES LTD.

                                 August 22, 2005

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE CLASS C
                   DIRECTORS AND "FOR" PROPOSALS 2 THROUGH 7.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1. The election of two Class C Directors for terms expiring in 2008.

[ ] FOR ALL NOMINEES                             NOMINEES:
                                                 ( )ANAT WINNER
[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES          ( )ALIZA SCHLOSS

[ ] FOR ALL EXCEPT
    (See instructions below)


INSTRUCTION:        To withhold authority to vote for any individual nominee(s),
------------        mark "FOR ALL EXCEPT" and fill in the circle next
                    to each nominee you wish to withhold, as shown here: (X)

2a.  To elect Orly Guy as an outside director.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

2b.  To elect Ronit Gotliv as an outside director.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

3.   Approval of the Company's 2005 Israeli Share Option Plan.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

4. Approval of the inclusion of the Company's chief executive officer, who is also a member of the Board of Directors, as a participant in the incentive plan of the Company.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

5. Approval of the grant of stock options to the Company's chief executive officer, who is also a member of the Board of Directors.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

6. Approval of the grant of a special bonus to the Company's chief executive officer, who is also a member of the Board of Directors.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

7. Ratification of the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as the Company's independent auditors for the year ending December 31, 2005 and authorization for the Board of Directors to delegate to the Audit Committee the authority to fix such independent auditors' compensation in accordance with the volume and nature of their services.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder _______ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                                                          Item 3

                 [LETTERHEAD OF INTERNET GOLD-GOLDEN LINES LTD.]


Dear Shareholder,

Our annual General Shareholder's Meeting is scheduled for August 22, 2005, and we hope you can attend. In preparation for the meeting, allow me to take a moment of your time to draw your attention to a number of accomplishments that our Group has achieved during the last several quarters.

As I am sure you are aware, the Israeli communications market is currently undergoing a consolidation process that is driving positive changes and creating new investment possibilities. As such, our work during the past year has been focused on positioning Internet Gold as a major player in Israel's communications space and assuring that we have the resources to take advantage of synergistic opportunities. We have been most active in five areas: 1) solidifying our position as a provider of Internet access and related services;
2) launching IP-based telephony services; 3) establishing Internet Gold as Israel's #1 Internet Media group; 4) building our e-Commerce activities; and 5) expanding our cash reserves to support our growth strategy.

We are proud to report on-track progress in each of these areas, which has enabled us to post nine consecutive quarters of revenue growth and 15 consecutive quarters of growth in net income.

Internet Access and Related Services: We continue to build our market share in Israel's Internet access market, maintaining solid profitability despite strong price pressure. Throughout 2004, we increased our marketing activities significantly, driving a dramatic increase in the number of our broadband users. We are proud to have maintained profitability and a steady market share during this highly competitive period during which Israel's overall broadband penetration rate rose to above 90% for all Internet subscribers, one of the highest broadband penetration rates in the world.

International Telephony: We launched our 015 international telephony services in the fall of 2004, and in just two quarters it has become a source of significant revenues and profits for the Group. This is due both to our cost-advantage in launching the service, and to the success of our innovative marketing campaigns. In light of 015's success, we have launched commercial, hubbing, and incoming call services ahead of schedule, and are moving steadily toward the initiation of local telephony services which are expected to commence at the end of the year. As such, we believe that our telephony services will be an important engine for growth in the future.

Interactive Media: With a strong belief that interactive advertising will become a major media focus in the years ahead, we have been working to solidify Internet Gold's position as Israel's dominant interactive media group. The platform for our efforts is the strong presence that we have built through MSN Israel, a leading portal that we operate in partnership with Microsoft Corporation (our ownership interest is 50.1%). Building on this solid base, we completed a number of important acquisitions during the past year: 1) the remaining shares of Start, one of the most important portals in Israel (ranked #5 in TGI's most recent survey of homepage usage in Israel); 2) 50% of the shares of the Nirshamim, Israel's leading academic portal; and 3) marketing rights for "Goop," Israel's leading youth portal, for a three year period. As a result, we now offer advertisers a broad range of "products" ranging from search to targeted portals and more. We intend to continue moving forward strongly in this area in the coming year.

e-Commerce: We also see indications that e-Commerce in Israel is emerging as a major retail force, just as it is in other developed regions. Our main e-Commerce vehicle is P-1000, Israel's #3 e-Commerce portal. During the past year, we acquired the remaining minority equity, achieving 100% ownership. P-1000's revenues are rising steadily and the entire operation is now profitable. Besides contributing revenues, P-1000 gives us the opportunity to mount cross-selling campaigns targeting the customers of other Internet Zahav Group companies. As such, e-Commerce is already an important leg of our growth strategy, and will become even more important as Israel's e-Commerce market continues to grow.
Expansion of cash reserves and liquidity: In May 2005, we completed an extremely successful oversubscribed $50 million offering of convertible debt and options, giving us the capital we need to carry out our planned growth strategy.

Taken as a whole, these activities have established us as one of Israel's major Internet players and its #1 Internet media goup with the right resources, critical market mass, management experience and vision to take full advantage of emerging opportunities in our markets. We thank you for your ongoing support, and pledge to continue building Internet Gold's value for the benefit of all our shareholders.

Faithfully yours,
Eli Holtzman, CEO

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  July 29, 2005